# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAVAX, INC., CIK 0001000694
CUSIP: 670002401
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 13,392,523; sole dispositive power 0; shared dispositive power 13,392,523; aggregate amount beneficially owned 13,392,523 (8.2% of the class)
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,650,000; sole dispositive power 0; shared dispositive power 12,650,000; aggregate amount beneficially owned 12,650,000 (7.8% of the class)
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 69,257; shared voting power 13,392,523; sole dispositive power 69,257; shared dispositive power 13,392,523; aggregate amount beneficially owned 13,461,780 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 per share
Name of issuer: NOVAVAX, INC.
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Comment: The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the "Amendment No. 5". This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

Except for 69,257 shares owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. All shares were purchased in various transactions and for various amounts of consideration through open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 12, 2025, the Reporting Persons sent a letter (the "Shah Capital NVAX BOD Letter") to the board of directors of the Issuer (the "Board") reiterating their frustration with the Issuer regarding multiple areas, including but not limited to: (1) 2025-26 Nuvaxovid Rollout; (2) Lack of Proactive Mindset; (3) High Cost Structure; and (4) Misleading Dilution Data. The Reporting Persons further note that Novavax shareholders would be better served under a larger, competent pharma company. The foregoing description of the Shah Capital NVAX BOD Letter does not purport to be complete and is qualified in its entirety to the Shah Capital NVAX BOD Letter, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 162.5M shares outstanding as of September 30, 2025.

(i) - Shah Capital Management
13,392,523; 8.2%

(ii) - Shah Capital Opportunity Fund LP
12,650,000; 7.8%

(iii) - Himanshu H. Shah
13,461,780; 8.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 13,392,523
Sole Dispositive Power - 0
Shared Dispositive Power - 13,392,523

(ii) - Shah Capital Opportunity Fund LP
Sole Voting Power - 0
Shared Voting Power - 12,650,000
Sole Dispositive Power - 0
Shared Dispositive Power - 12,650,000

(iii) - Himanshu H. Shah
Sole Voting Power - 69,257
Shared Voting Power - 13,392,523
Sole Dispositive Power - 69,257
Shared Dispositive Power - 13,392,523

As of the date hereof, Shah Opportunity directly beneficially owns 12,650,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 13,392,523 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah ManagedAccounts. As of the date hereof, Mr. Shah directly beneficially owns 69,257 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 13,392,523 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 69,257 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 13,461,780 shares of Common Stock that Mr. Shah may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
Transactions in the Securities of the Issuer During the Past 60 Days:

Nature of Transaction Amount of Shares Price Per Share ($) Date of Purchase/Sale
Purchase of Common Stock 300,000 8.58641435 10/16/2025
Purchase of Common Stock 434,639 8.13371669 10/17/2025
Purchase of Common Stock 124,146 8.2407 10/17/2025
Purchase of Common Stock 250,000 7.57 11/04/2025
Purchase of Common Stock 91,215 7.5468758 11/04/2025
Purchase of Common Stock 50,000 7.30 11/07/2025
Purchase of Common Stock 400,000 7.1601676 11/10/2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

Exhibit 99.1 Shah Capital Letter dt. November 12, 2025 to NVAX Board of Directors

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (11/12/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (11/12/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (11/12/2025)